Exhibit 99.1

MEDIA RELEASE

January 20, 2024

Algoma Steel Reports Incident at Coke-Making Plant

SAULT STE. MARIE, Ontario, January 20, 2024 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced that in the early hours of Saturday, January 20, 2024 there was a collapse of a structure supporting utilities piping at our coke-making plant. There have been no injuries and the Algoma team is managing the occurrence with the safety of our employees and the community as our highest priority.

The incident resulted in a coke oven gas main failure generating abnormal coke oven gas flaring and air emissions. Additionally, a quantity of effluent left our site early this morning and entered the adjacent waterway. The source of the discharge has been identified and containment efforts are underway.

Algoma has notified community and regulatory stakeholders and is working to mitigate and monitor any possible impacts to the environment, our community and ongoing operations.

While coke production is currently interrupted, all other departments are operating normally. Algoma advises that it has adequate coke supply on hand, and it does not anticipate an impact on customer shipments at this time.

Algoma is performing a comprehensive assessment of the damage and is focused on managing the occurrence in the safest possible manner, ensuring the seamless continuation of operations and safeguarding public safety and minimizing any environmental impact.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) with respect to the incident at the coke-making plant, including the impact of the incident on the environment and Algoma’s operations, including coke supply and customer shipments. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially and adversely from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Communications contact:

Laura Devoni

Director – Strategy, Corporate Affairs & Sustainability

Algoma Steel Inc.

Tel: 1.705.255.1202

Fax: 1.705.945.2203

E-mail: Laura.Devoni@algoma.com

Investor contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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